Exhibit 99.1

Acreage Holdings Announces Closing Of Form Factory Acquisition

New York City, NY - April 16, 2019 - Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (FSE: 0VZ) and Form Factory, Inc. (“Form Factory”) announced today the closing of the merger that was previously announced on December 6, 2018, pursuant to which Acreage acquired all of the issued and outstanding shares of Form Factory.
According to the terms of the merger, Acreage issued 6.280 million subordinate voting shares at a deemed value of $25.00 per share. The transaction brings Form Factory’s expertise as a one-stop-shop to develop, manufacture, and distribute cannabis products of any form factor to Acreage’s 19-state footprint of cannabis-based consumer and medical products. It sets the stage for Acreage to become the first national cannabis Consumer Packaged Goods (CPG) company, capable of creating and distributing predictable and scalable proprietary brands nationally, delivering those capabilities on a contract basis to other cannabis brands, and offering a turnkey cannabis industry solution to traditional non-cannabis CPG companies such as Nestle, Mars or Procter & Gamble.
Acreage also announced it recently began Form Factory operations in its new Oakland facility, where it will manufacture both internal brands such as Natural Wonder and external brands for sale through wholesale and owned retail channels.
ABOUT ACREAGE HOLDINGS, INC.
Headquartered in New York City, Acreage is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management services agreements with license holders to assist in operations of cannabis facilities in 19 states (including pending acquisitions) with a population of approximately 176 million Americans, and an estimated 2022 total addressable market of nearly $17 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage’s national retail store brand, The Botanist, debuted in 2018.

FORWARD LOOKING STATEMENTS
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding expanding our industry-leading footprint, rolling out a national brand, pending legislation, successful completion of our pending acquisitions and opening of new cannabis markets. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; operating and development costs; competition; changes in legislation or regulations affecting Acreage; the timing and availability of external financing on acceptable terms; favorable production levels and outputs; the stability of pricing of cannabis products; the level of demand for cannabis product; the availability of third-party service providers and other inputs for Acreage’s operations; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, such as Acreage’s listing statement filed on November 14, 2018, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law. Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Investor Contact:	Media Contact:
Steve West	Howard Schacter
Vice President, Investor Relations	Communications Director
investors@acreageholdings.com	h.schacter@acreageholdings.com
646-600-9181	646-600-9181